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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number     33-59244
                                                               -----------------

          SECURITY BANC CORPORATION 401(K) PROFIT SHARING SAVINGS PLAN
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             (Exact name of registrant as specified in its charter)

40 South Limestone Street        Springfield, OH  45502          (937) 324-6920
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Participation interests in Security Banc Corporation 401(k)
                          Profit Sharing Savings Plan*
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            (Title of each class of securities covered by this Form)

                                      None*
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [ ]     Rule 12h-3(b)(1)(i)    [X]
             Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(1)(ii)   [ ]
             Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(i)    [ ]
             Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(2)(ii)   [ ]
                                           Rule 15d-6             [X]

         Approximate number of holders of record as of the certification or notice date: *
            ---------------

       *As of March 23, 2001, all of the common shares of Security Banc Corporation held in the accounts of participants in the Security Banc Corporation 401(k) Profit Sharing Savings Plan were converted into common shares of Park National Corporation, pursuant to the merger of Security Banc Corporation with and into Park National Corporation effective that date. On March 23, 2001, Security Banc Corporation filed a Form 15 with respect to its common shares. It is anticipated that the Security Banc Corporation 401(k) Profit Sharing Savings Plan will be merged into the Park National Corporation Employees Voluntary Salary Deferral Plan and Trust prior to the end of the fourth fiscal quarter of 2001.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Security Banc Corporation 401(k) Profit Sharing Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 15, 2001                  By: /s/ Daniel M. O'Keefe, VP & TO
     -----------------                  ----------------------------------------

                                     Name: Daniel M. O'Keefe
                                          --------------------------------------

                                     Title  Administrator of the Security Banc
                                            Corporation 401(k) Profit Sharing
                                            Savings Plan
                                          --------------------------------------